UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Getty Images Holdings, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

__________________________

Options to Purchase Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kjelti Kellough, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
605 5th Ave S., Suite 400
Seattle, Washington 98104
(206) 925-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________

Copies of communications to:

Todd E. Freed, Esq.
Jon A. Hlafter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
395 9th Avenue
New York, New York 10001
(212) 735-3000

__________________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 2, 2026 (as amended, the “Schedule TO”), by Getty Images Holdings, Inc., a Delaware corporation (the “Company”), relating to its offer to exchange (the “Exchange Offer”) certain outstanding stock options for new options on the terms and conditions described in the Offer to Exchange Eligible Options, dated March 2, 2026 (the “Offer to Exchange”). This Amendment No. 3 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

This Amendment No. 3 is being filed to amend and supplement the Offer to Exchange as described in Item 4 below. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 4. Terms of the Transaction.

The Offer to Purchase and Item 4 of the Schedule TO is hereby amended and supplemented as follows:

Section 1.  Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer.

The Exchange Offer expired at 11:59 p.m., Eastern Standard Time, on March 27, 2026. Pursuant to the Exchange Offer, on March 27, 2026, 19,255,067 Eligible Options were cancelled and the Company granted 4,196,394 New Options in respect of the cancelled Eligible Options, pursuant to the terms of the Offer to Exchange. The terms of the New Options are described in the Offer to Exchange and the New Options are subject to the terms and conditions of the Company’s 2022 Equity Plan.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2026	GETTY IMAGES HOLDINGS, INC.
	By:	/s/ Kjelti Kellough
Kjelti Kellough Senior Vice President, General Counsel and Corporate Secretary

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